EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

PRESS RELEASE

Allon Raveh Appointed CFO of Bezeq

Tel Aviv, Israel – June 20, 2016 – Bezeq – The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), Israel’s leading telecommunications provider, today announced that Bezeq’s Board of Directors has approved the appointment of Allon Raveh, CPA (Adv.) as CFO of the Bezeq Group. Raveh will assume his position in October, replacing Dudu Mizrahi, who announced his resignation several months ago.

Over the past nine years, Raveh has held senior positions in the Ofer Group, first as VP Business Development of Israel Corporation, then as CFO of ZIM Shipping Services, and most recently as CFO of XT Holdings and Shipping (formerly “Ofer Shipping” and “Ofer Group Holdings”). Prior to these posts, Raveh spent six years with Paz Oil and the Bino Group, where he held such positions as CFO and VP Business Development.

Raveh is a certified public accountant as well as a certified attorney, and started out with Prof. Itzhak Swary & Co. He holds a Master’s degree in Finance, cum laude, from the London Business School, and a Bachelor’s degree in Accounting and Law, cum laude, from Tel Aviv University.

Through his diverse professional background, Raveh has gained extensive experience leading complex, enterprise-level finance organizations and bodies in public companies, managing finance, economics, budget and accounting activities, cash flows, capital raising, and more. Raveh has extensive experience working with the capital markets and the banking system in Israel and abroad, and is extremely well versed in the investor relations field.

Following his appointment, Bezeq CEO, Stella Handler, said today, “Bezeq’s Finance Division plays a crucial role in the Company’s success, both through ongoing budget management, in leading and supporting improvement and streamlining initiatives, and in laying out the Company’s long-term financial strategy. Moreover, Bezeq is one of the leading and most significant companies in the Israeli capital markets today, and attracts extremely high-profile foreign investors. Allon brings a valuable wealth of knowledge and experience in these fields, and a proven track record. I am certain that Allon will strengthen Bezeq’s operations, while maintaining its central role in the capital markets.”